

10015448



Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

15 March 2010

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dw 3/30

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	12 March 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	42,125	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	3,187,171
		After change	3,145,046
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.18%
		After change	0.18%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$174,631.59	

Kwong Sook May
Company Secretary

March 12, 2010

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	10-Mar-2010 19:46:31
Announcement No.	00125

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	10-03-2010
2.	Name of Director *	Lee Suet Fern

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	10-03-2010
2.	Name of Registered Holder	Lee Suet Fern
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1) 2nd release of 3,030 shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan. 2) 1st release of 4,476 shares in respect of the award granted in Year 2008 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	38,030
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	7,506
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	

	45,536
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	38,030	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	45,536	0
As a percentage of issued share capital	0 %	0 %

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	10-Mar-2010 19:41:44
Announcement No.	00124

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 10-03-2010
2. Name of Director * — Richard Edward Hale
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 10-03-2010
2. Name of Registered Holder — Richard Edward Hale
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details

   1) 2nd release of 3,760 shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

   2) 1st release of 5,554 shares in respect of the award granted in Year 2008 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	238,760
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	9,314
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	

	248,074
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	238,760	0
As a percentage of issued share capital	0.01 %	0 %
No. of shares held after the change	248,074	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes

Attachments

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	10-Mar-2010 19:37:37
Announcement No.	00123

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	10-03-2010
2.	Name of Director *	Evert Henkes

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	10-03-2010
2.	Name of Registered Holder	Evert Henkes
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1) 2nd release of 1,548 shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan. 2) 1st release of 2,287 shares in respect of the award granted in Year 2008 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	69,298
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	3,835
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	

	73,133
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	69,298	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	73,133	0
As a percentage of issued share capital	0 %	0 %

Footnotes

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	10-Mar-2010 19:33:59
Announcement No.	00122

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 10-03-2010
2. Name of Director * — Goh Geok Ling
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 10-03-2010
2. Name of Registered Holder — Goh Geok Ling
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details

   1) 2nd release of 3,030 shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

   2) 1st release of 4,476 shares in respect of the award granted in Year 2008 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	243,030
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	7,506
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	

	250,536
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	243,030	131,600
As a percentage of issued share capital	0.01 %	0.01 %
No. of shares held after the change	250,536	131,600
As a percentage of issued share capital	0.01 %	0.01 %

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	10-Mar-2010 19:29:22
Announcement No.	00121

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	10-03-2010
2.	Name of Director *	Tang Kin Fei
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	10-03-2010
2.	Name of Registered Holder	Tang Kin Fei
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1) 3rd release of 30,414 shares in respect of the award granted in Year 2006 pursuant to Sembcorp Industries Ltd Restricted Stock Plan. 2) 2nd release of 27,863 shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan. 3) 1st release of 41,160 shares in respect of the award granted in Year 2008 pursuant to Sembcorp Industries Ltd Restricted Stock Plan. 4) 142,884 shares earned upon achievement of performance targets at the end of the prescribed performance period, set out under the conditional award granted in 2007 pursuant to Sembcorp Industries Ltd Performance Share Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	2,782,084
As a percentage of issued share capital	0.16 %
No. of Shares which are subject of this notice	242,321

As a percentage of issued share capital	0.01 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	3,024,405
As a percentage of issued share capital	0.17 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	2,782,084	0
As a percentage of issued share capital	0.16 %	0 %
No. of shares held after the change	3,024,405	0
As a percentage of issued share capital	0.17 %	0 %

Footnotes

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Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	10-Mar-2010 19:23:42
Announcement No.	00118

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 10-03-2010
2. Name of Director * — Peter Seah Lim Huat
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 10-03-2010
2. Name of Registered Holder — Peter Seah Lim Huat
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details

   1) 2nd release of 5,197 shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

   2) 1st release of 7,677 shares in respect of the award granted in Year 2008 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	225,697
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	12,874
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	

	238,571
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	225,697	0
As a percentage of issued share capital	0.01 %	0 %
No. of shares held after the change	238,571	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes

Attachments

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(2048K size limit recommended)

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	10 March 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Award of shares under the Performance Share Plan and Restricted Stock Plan of the Company	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	1,477,878	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	4,665,049
		After change	3,187,171
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.26%
		After change	0.18%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$6,126,626.25	

Kwong Sook May
Company Secretary

March 10, 2010



PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP'S PIONEERING HIGH CONCENTRATION INDUSTRIAL WASTEWATER TREATMENT BUSINESS EXPANDS TO NANJING

– ***Completes a second plant in China capable of treating high concentration wastewater without pre-treatment by customers***

NANJING, March 10, 2010 – Sembcorp has successfully expanded its pioneering high concentration industrial wastewater treatment business in China, with the completion of a second plant in the country. The 12,500 cubic metres per day plant in Nanjing will be capable of treating industrial wastewater, including industrial wastewater with a high concentration of up to 4,000 milligrammes per litre chemical oxygen demand.

This plant will be Sembcorp's second in China to treat third party customers' high concentration industrial wastewater directly from source without customers having to invest in pre-treatment facilities. Government regulations usually require industrial companies to pre-treat their wastewater to a chemical oxygen demand of not more than 500 milligrammes per litre, before discharging the wastewater for treatment. The decision to permit industrial companies to discharge their wastewater directly to a facility, without needing the companies to pre-treat the wastewater signifies a new initiative by the government for advanced wastewater management in China.

Sembcorp's earlier 15,000 cubic metres per day plant in the Zhangjiagang Free Trade Port Zone, was the first in China where industrial customers were allowed to do away with this pre-treatment step. This saved customers the resources required to build and operate their own pre-treatment facilities, and enabled them to concentrate on their core business. Opened in May 2009, the Zhangjiagang project leveraged on Sembcorp's successful track record of effectively treating industrial wastewater in Singapore's Jurong Island petrochemical cluster, and was selected as a government-to-government showcase project for progressive integrated water management. With the success of the Zhangjiagang plant, Sembcorp is now taking this high concentration wastewater treatment model to the Nanjing Chemical Industrial Park (NCIP).

The NCIP is the second chemical industrial park in China to be accorded State-level Chemical Hub status. Costing RMB 92.3 million (S$19.1 million), this new plant will meet the increasing

customer demand for effective industrial wastewater treatment in the NCIP, where Sembcorp has existing water and wastewater treatment operations serving over 40 multinational companies and local enterprises. With this new plant, Sembcorp's combined water and wastewater treatment capacity in operation and under development in China will total over 400,000 cubic metres per day.

Mr Tang Kin Fei, Group President and CEO of Sembcorp Industries said, "Sembcorp is very happy to celebrate this significant milestone for our water business in China. As a pioneer in the effective treatment of high concentration industrial wastewater in Singapore and China, we are pleased to now bring our effective solutions to customers in Nanjing. These solutions save customers the need to invest in building and operating pre-treatment facilities for their wastewater, and at the same time, also support local authorities in their goal of environmental protection."

The completion of the plant was celebrated in a ceremony today, graced by Nanjing City Chief Secretary Mr Mou Xiaoyu (南京市秘书长， 牟小玉先生), Nanjing Chemical Industrial Park Vice Director Mr Lu Yi (南京化学工业园管委会常务副主任，鲁毅先生), Sembcorp Industries Chairman Mr Peter Seah (胜科工业集团主席 余林发先生) as well as members of Sembcorp Industries' board.


sembcorp

From left: Nanjing Chemical Industrial Park Vice Director, Mr Lu Yi (南京化学工业园管委会常务副主任, 鲁毅先生), Nanjing City Chief Secretary Mr Mou Xiaoyu (南京市秘书长, 牟小玉先生), Sembcorp Industries Chairman Mr Peter Seah (胜科工业集团主席, 余林发先生) and Sembcorp Industries Group President and CEO Mr Tang Kin Fei (胜科集团总裁兼首席执行官, 邓健辉先生) at the completion ceremony.


理装置扩建工程
ater Treatment Plant Expansion

Members of the Sembcorp Industries Board as well as Sembcorp and Nanjing officials at the celebration. Included in the group are Sembcorp Industries Group President and CEO Mr Tang Kin Fei (胜科集团总裁兼首席执行官，邓健辉先生), Sembcorp Industries Chairman Mr Peter Seah (胜科工业集团主席, 佘林发先生), Nanjing City Chief Secretary Mr Mou Xiaoyu (南京市秘书长, 牟小玉先生) and Nanjing Chemical Industrial Park Vice Director, Mr Lu Yi (南京化学工业园管委会常务副主任, 鲁毅先生) (front row, third to sixth from left respectively).

High resolution photos may be downloaded at https://download.yousendit.com/S1VDNU1BMm1uSlFLSkE9PQ .

- END -

For media queries please contact:
Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com



ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of gross power capacity and over 4 million cubic metres of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom, the UAE and Oman. In addition, it is a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks in the region.

Sembcorp Industries has total assets of over S$9 billion and employs more than 6,900 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

ABOUT NANJING CHEMICAL INDUSTRIAL PARK

Nanjing Chemical Industrial Park (NCIP) is located in the north of the Nanjing Municipality (capital of Jiangsu Province), on the northern bank of the Yangtze River. The total planned area of NCIP is 45 square kilometres, of which Yangtze Petrochemical Co and Yangtze-BASF Integrated Petrochemical Project occupy 10 square kilometres. NCIP was named a State-level Chemical Hub in January 2003, making it the second chemical industrial park in China to be accorded this status. Development in the NCIP focuses on petrochemical and natural gas derivatives, basic organic chemical feedstock, fine chemicals, polymers, life sciences and pharmaceuticals, and new chemical materials.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:

a)	Date of the sale, transfer, cancellation and/or use:	5 March 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	26,500	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	4,691,549
		After change	4,665,049
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.26%
		After change	0.26%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$109,857.26	

Kwong Sook M
Company Secretary

March 5, 2010